UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamane, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

This amendment (the “Amendment”) to the Form 6-K of Meiwu Technology Company Limited’s (the “Company”) filed on February 2, 2026 (the “Original 6-K”), is being furnished solely to include information that was inadvertently omitted from the Original 6-K. Specifically, this Amendment clarifies that the Company’s board of directors (“Board”) determined that Mr. Yan Siook Yi satisfies the “independence” requirements under the corporate governance rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Except as expressly set forth herein, the Original 6-K remains unchanged.

The disclosure regarding the appointment of Mr. Yan Siook Yi under the heading “Appointment of Certain Officers and Directors” in the Original 6-K is hereby amended and restated in its entirety to include information that was inadvertently omitted, as follows:

The Board appointed Mr. Yan Siook Yi as a director of Board, effective on January 29, 2026. Mr. Yi also serves as the chairman of the audit committee, a member of the compensation committee, and a member of the nominating and corporate governance committee. The Board has determined that Mr. Yan Siook Yi meets the independence requirements of the corporate governance rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. No other changes are made to the Original Form 6-K.

The biographical information of Mr. Yan Siook Yi is set forth below.

Mr. Yan Siook Yi, aged 50, has extensive experience in accounting, audit, and financial planning and analysis. From July 2022 to October 2025, Mr. Yan served as Financial Planning & Analysis Manager of Siti Haliza & Associates, a Malaysia-based firm providing financial planning, analysis, and advisory services, where he was responsible for leading financial planning initiatives, conducting business performance analysis, and providing data support for management decision-making. From March 2018 to June 2022, Mr. Yan served as Audit Manager of Megat Faizal Musa & Co., a Malaysia-based audit and accounting firm, where he was responsible for managing audit engagements for corporate clients and supervising audit teams. Mr. Yan received a bachelor’s degree in accounting from the University of Malaya in 1997.

Mr. Yan Siook Yi does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item404(a) of Regulation S-K.

The Company entered into an offer letter (the “Offer Letter”) with Mr. Yan Siook Yi. He will not receive compensation for his services as a director of the Board. The Offer Letter is filed as Exhibit 10.2 to the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

	By:	/s/ Zhichao Yang
Zhichao Yang
Chief Executive Officer

Date: February 3, 2026